SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

For 28 June 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No - 354116

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of Director MIKE SODEN
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) MIKE SODEN
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction GRANT OF OPTIONS

7. Number of shares/ amount of stock acquired N/A	8. Percentage of issued Class N/A	9. Number of shares/ amount of stock disposed N/A	10. Percentage of issued Class N/A
11. Class of security N/A	12. Price per share N/A	13. Date of transaction 24 JUNE 2002	14. Date company informed 27 JUNE 2002
15. Total holding following this notification 88,765		16. Total percentage holding of issued class following this notification 0.009%	

If a director has been granted options by the company please complete the following boxes

17. Date of grant 24 JUNE 2002	18. Period during or date on which exercisable 24 JUNE 2005 TO 24 JUNE 2012
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 80,000 UNITS OF ORDINARY STOCK
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise EURO 12.50	22. Total number of shares or debentures over which options held following this notification 261,000
23. Any additional information —	24. Name of contact and telephone number for queries TERENCE H. FORSYTH +353 1 6043400
25. Name and signature of authorised company official responsible for making this notification Date of notification 28 JUNE 2002	TERENCE H. FORSYTH [signature]

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 567512

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of Director BRIAN GOGGIN
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) BRIAN GOGGIN
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction GRANT OF OPTIONS

7. Number of shares/ amount of stock acquired N/A	8. Percentage of issued Class N/A	9. Number of shares/ amount of stock disposed N/A	10. Percentage of issued Class N/A

11. Class of security N/A	12. Price per share N/A	13. Date of transaction 24 JUNE 2002	14. Date company informed 27 JUNE 2002
15. Total holding following this notification 159,421		16. Total percentage holding of issued class following this notification 0.02%	

If a director has been granted options by the company please complete the following boxes

17. Date of grant 24 JUNE 2002	18. Period during or date on which exercisable 24 JUNE 2005 TO 24 JUNE 2012
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 25,000 UNITS OF ORDINARY STOCK
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise EURO 12.50	22. Total number of shares or debentures over which options held following this notification 294,261
23. Any additional information —	24. Name of contact and telephone number for queries TERENCE H. FORSYTH +353 1 6043400
25. Name and signature of authorised company official responsible for making this notification Date of notification 28 JUNE 19 2002	TERENCE H. FORSYTH [signature]

Irish Stock Exchange Company Announcements Office, 28 Anglesea Street, DUBLIN 2. Fax: 677 6045

Bank of Ireland
Group

Group Secretary

Head Office
Lower Baggot Street
Dublin 2
Telephone: 01 6615933
Fax: 01 6615641

Mr. James Ferguson,
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2

28 June 2002

VIA FAX: 6776045

AVS Number: 889240

Dear Mr. Ferguson,

I wish to advise you that the following Directors of the Court have been granted conditional awards of units of Ordinary Stock under the Bank's Long Term Performance Stock Plan. The earliest date on which these units of stock can vest is 24 June 2005 and vesting will only occur if demanding performance criteria are achieved, as set out in the Rules of the Plan.

Name of Director	Date of Grant	Units of Ordinary Stock	Price per Unit €
Mike Soden	24 June 2002	62,844	12.73
Brian Goggin	24 June 2002	34,407	12.73

Yours sincerely,

Terence H. Forsyth
Group Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

p. **T.H. Forsyth**
Group Secretary

Date: 28 June 2002

c:\msoff\win
\aud\court\issues\stockex